SECOND AMENDMENT TO RIGHTS AGREEMENT

     This SECOND AMENDMENT TO RIGHTS AGREEMENT (the "Amendment") is entered into as of March 9, 2000 by and between SAFEGUARD HEALTH ENTERPRISES, INC., a Delaware corporation (the "Company"), and AMERICAN STOCK TRANSFER & TRUST
COMPANY,  as  Rights  Agent  (in  such  capacity,  the  "Rights  Agent").

                                    RECITALS:

     A. The Company and the Rights Agent are parties to that certain Rights Agreement, dated as of March 22, 1996, as amended (the "Rights Agreement"). Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings ascribed thereto in the Rights Agreement.

     B. The Company has entered into a Term Sheet Agreement, dated as of March 1, 2000 (the "Term Sheet Agreement"), by and among the Company, CAI Partners and Company II, L.P., CAI Capital Partners and Company II, L.P. Jack R. Anderson, Silicon Valley Bank, John Hancock Mutual Life Insurance Company and other holders of Senior Notes of the Company and Steven J. Baileys, DDS (the "Investors" and individually, an "Investor"), pursuant to which, among other things, certain Investors have loaned an aggregate of $8,000,000 to the Company (the "Loan"). In addition, the Investors agreed to purchase from the Company, and the Company agreed to sell, subject to certain conditions, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (the "Preferred Stock") for an aggregate of $20,000,000 and
Series A Convertible Notes, Series B Convertible Notes, Series C Convertible Notes and Series D Convertible Notes (the "Convertible Notes") an aggregate principal amount of $5,000,000. The Preferred Stock and the Convertible Notes shall be subject to certain conditions, convertible into Common Stock.

C. In addition, pursuant to the Term Sheet, the Investors agreed to vote for certain matters facilitating the effectuation of the Term Sheet Agreement and for certain designees to the Board of Directors of the Company.

D. The Board of Directors of the Company has unanimously approved the execution and delivery of the Term Sheet and the transactions contemplated thereby, including, without limitation, Loan, the issuance of the Preferred Stock and Convertible Notes to the Investors and the issuance of the shares of Common Stock issuable upon the exercise or conversion thereof;

NOW, THEREFORE, in consideration of the premises, the parties hereby agree as follows:

     "Section  36.  The March 1, 2000 Term Sheet Agreement.  Notwithstanding any
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provision  of  this  Agreement to the contrary, none of the Investors under that certain Term Sheet Agreement dated March 2, 2000, of the Company shall be deemed to become an Acquiring Person and no Distribution Date or Stock Acquisition Date shall occur or be deemed to occur, in any case, solely by reason of:

(i) the execution or delivery by the Company of the Term Sheet Agreement or the performance by the Company of its obligations thereunder;

(ii) issuance by the Company to the Investors under the Term Sheet Agreement of the securities described therein;

(iii) the issuance to, or the acquisition by, any of such Investors or any of their respective Affiliates or Associates of shares of common stock of the Company issued or issuable upon securities; or

(iv) the announcement, commencement or consummation of any of the foregoing. IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day and year first above written.

SAFEGUARD  HEALTH  ENTERPRISES,  INC.,
a  Delaware  corporation
By:____________________________________
Name:__________________________________
Title:_________________________________

By:____________________________________
Name:__________________________________
Title:_________________________________
AMERICAN  STOCK  TRANSFER  &  TRUST
COMPANY
By::___________________________________
Authorized  Officer


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